Bradley C. Reed, P.C. To Call Writer Directly: +1 312 862 7351 bradley.reed@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000	Facsimile: +1 312 862 2200

www.kirkland.com

July 15, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt Kathleen Collins Mitchell Austin Jan Woo

Re:	Instructure Holdings, Inc. Amendment No. 1 to Form S-1 Filed July 13, 2021 File No. 333-257473

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Instructure Holdings, Inc. (formerly known as Instructure Intermediate Holdings I, Inc.), a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 15, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the

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Securities and Exchange Commission

July 15, 2021

“Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary, page 16

1.    Please disclose in the summary that Thoma Bravo will receive $38 million of the proceeds of the offering to repay a portion of your outstanding borrowings under the Term Loan.

Response

In response to the Staff’s comment, the Company has updated its disclosure on pages 13 and 16 to insert the bolded text below to disclose that Thoma Bravo will receive $38 million of the proceeds of the offering to repay a portion of your outstanding borrowings under the Term Loan.

In connection with our entry into our Credit Facilities (as defined below) on March 24, 2020, affiliates of Thoma Bravo collectively acquired $129.2 million of our term loans under our Term Loan (as defined below) and, as of March 31, 2021, affiliates of Thoma Bravo collectively owned $131.6 million of our Term Loan. As a result, Thoma Bravo will receive a portion of the net proceeds of this offering in connection with the repayment of our Term Loan. Based upon our estimated receipt of net proceeds from this offering of approximately $228.1 million (or $263.0 million if the underwriters exercise their option to purchase additional shares in full), we expect that Thoma Bravo will receive $38.0 million of the total $228.1 million (or $43.8 million of the total $263.0 million if the underwriters exercise their option to purchase additional shares in full) of such net proceeds used to repay outstanding borrowings under our Term Loan. See “Use of Proceeds” for additional information.

Principal Stockholders, page 185

2.    Please disclose the natural persons who hold voting and/or investment power over the shares beneficially owned by Thoma Bravo.

Response

Securities and Exchange Commission

July 15, 2021

In response to the Staff’s comment, the Company has updated its disclosure on page 186 to insert the bolded text below to disclose the natural persons who hold voting and/or investment power over the shares beneficially owned by Thoma Bravo.

Consists of 1,073,324 shares held directly by Thoma Bravo Executive Fund XIII, L.P. (“TB Exec Fund”), 56,619,128 shares held directly by Thoma Bravo Fund XIII, L.P. (“TB Fund XIII”), and 64,373,352 shares held directly by Thoma Bravo Fund XIII-A, L.P. (“TB Fund XIII-A”). Thoma Bravo Partners XIII, L.P. (“TB Partners XIII”) is the general partner of each of TB Exec Fund, TB Fund XIII and TB Fund XIII-A. Thoma Bravo is the ultimate general partner of TB Partners XIII. Thoma Bravo’s voting and investment decisions are made by an investment committee comprised of Seth Boro, Orlando Bravo, S. Scott Crabill, Lee Mitchell, Holden Spaht and Carl Thoma. By virtue of the relationships described in this footnote, Thoma Bravo may be deemed to exercise voting and dispositive power with respect to the shares held directly by TB Exec Fund, TB Fund XIII and TB Fund XIII-A. Messrs. Boro, Bravo, Crabill, Mitchell, Spaht and Thoma disclaim beneficial ownership of the shares held directly by TB Exec Fund, TB Fund XIII, and TB Fund XIII-A. The principal business address of the entities identified herein is c/o Thoma Bravo, L.P., 150 North Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

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Securities and Exchange Commission

July 15, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7351.

Sincerely,

/s/ Bradley C. Reed, P.C.

Bradley C. Reed, P.C.

cc:	Steve Daly

Instructure Holdings, Inc.